                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)
                               (FINAL AMENDMENT)

                                      AND

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)

                      ------------------------------------


                      CENTURY PROPERTIES GROWTH FUND XXII
                           (Name of Subject Company)

                             IPLP ACQUISITION I LLC
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------

---------------                                                     -----------
CUSIP No.  NONE                 14D-1/A AND 13D                      Page  2
---------------                                                     -----------

===============================================================================
    1.   Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                      IPLP ACQUISITION I LLC
-------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group                (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
    3.   SEC Use Only


-------------------------------------------------------------------------------
    4.   Sources of Funds

                      AF
-------------------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                 [ ]
-------------------------------------------------------------------------------
    6.   Citizenship or Place of Organization

                      DELAWARE
-------------------------------------------------------------------------------
    7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                      22,777.5
-------------------------------------------------------------------------------
    8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares     [ ]
-------------------------------------------------------------------------------
    9.   Percent of Class Represented by Amount in Row 7

                      27.5%
-------------------------------------------------------------------------------
   10.   Type of Reporting Person

                      OO
===============================================================================

---------------                                                     -----------
CUSIP No.  NONE                 14D-1/A AND 13D                      Page  3
---------------                                                     -----------

===============================================================================
    1.   Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                      INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group                (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
    3.   SEC Use Only


-------------------------------------------------------------------------------
    4.   Sources of Funds

                      WC
-------------------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                 [ ]
-------------------------------------------------------------------------------
    6.   Citizenship or Place of Organization

                      DELAWARE
-------------------------------------------------------------------------------
    7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                      22,777.5
-------------------------------------------------------------------------------
    8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares     [ ]
-------------------------------------------------------------------------------
    9.   Percent of Class Represented by Amount in Row 7

                      27.5%
-------------------------------------------------------------------------------
   10.   Type of Reporting Person

                      PN
===============================================================================

---------------                                                     -----------
CUSIP No.  NONE                 14D-1/A AND 13D                      Page  4
---------------                                                     -----------

===============================================================================
    1.   Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                      INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group                (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
    3.   SEC Use Only


-------------------------------------------------------------------------------
    4.   Sources of Funds

                      NOT APPLICABLE
-------------------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                 [ ]
-------------------------------------------------------------------------------
    6.   Citizenship or Place of Organization

                      MARYLAND
-------------------------------------------------------------------------------
    7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                      22,777.5
-------------------------------------------------------------------------------
    8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares     [ ]
-------------------------------------------------------------------------------
    9.   Percent of Class Represented by Amount in Row 7

                      27.5%
-------------------------------------------------------------------------------
   10.   Type of Reporting Person

                      OO
===============================================================================

---------------                                                     -----------
CUSIP No.  NONE                 14D-1/A AND 13D                      Page  5
---------------                                                     -----------

===============================================================================
    1.   Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                      INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group                (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
    3.   SEC Use Only


-------------------------------------------------------------------------------
    4.   Sources of Funds

                      NOT APPLICABLE
-------------------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                 [ ]
-------------------------------------------------------------------------------
    6.   Citizenship or Place of Organization

                      DELAWARE
-------------------------------------------------------------------------------
    7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                      22,777.5
-------------------------------------------------------------------------------
    8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares     [ ]
-------------------------------------------------------------------------------
    9.   Percent of Class Represented by Amount in Row 7

                      27.5%
-------------------------------------------------------------------------------
   10.   Type of Reporting Person

                      CO
===============================================================================

---------------                                                     -----------
CUSIP No.  NONE                 14D-1/A AND 13D                      Page  6
---------------                                                     -----------

===============================================================================
    1.   Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                      ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group                (a)[ ]
                                                                         (b)[X]
-------------------------------------------------------------------------------
    3.   SEC Use Only


-------------------------------------------------------------------------------
    4.   Sources of Funds

                      NOT APPLICABLE
-------------------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)                                                 [ ]
-------------------------------------------------------------------------------
    6.   Citizenship or Place of Organization

                      UNITED STATES
-------------------------------------------------------------------------------
    7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                      22,777.5
-------------------------------------------------------------------------------
    8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares     [ ]
-------------------------------------------------------------------------------
    9.   Percent of Class Represented by Amount in Row 7

                      27.5%
-------------------------------------------------------------------------------
   10.   Type of Reporting Person

                      IN
===============================================================================

       AMENDMENT NO. 7 TO SCHEDULE 14D-1/AMENDMENT NO. 9 TO SCHEDULE 13D

         This Amendment No. 7 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 of IPLP Acquisition I LLC (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), and Insignia Financial Group, Inc. ("Insignia"), originally filed with the Commission on August 28, 1997, as amended by Amendment No. 1 filed with the Commission on September 10, 1997, Amendment No. 2 filed with the Commission on September 15, 1997, Amendment No. 3 filed with the Commission on September 26, 1997, Amendment No. 4 filed with the Commission on October 1, 1997, Amendment No. 5 filed with the Commission on October 3, 1997 and Amendment No. 6 filed with the Commission on October 7, 1997 (the "Schedule 14D-1"); and (ii) Amendment No. 9 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on August 29, 1995, as amended by Amendment No. 1 filed with the Commission on January 30, 1996, Amendment No. 2 filed with the Commission on February 28, 1996, Amendment No. 3 filed with the Commission on January 16, 1997, Amendment No. 4 filed with the Commission on August 28, 1997, Amendment No. 5 filed with the Commission on September 26, 1997, Amendment No. 6 filed with the Commission on October 1, 1997, Amendment No. 7 filed with the Commission on October 3, 1997 and Amendment No. 8 filed with the Commission on October 7, 1997 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 25,000 of the outstanding units of limited partnership interest ("Units") of Century Properties Growth Fund XXII, a California limited partnership (the "Partnership"), at a purchase price of $275 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) At 5:00 p.m., New York time, on Monday, October 6, 1997, the Offer expired pursuant to its terms. A total of 5,504 Units, representing approximately 6.6% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the purchase price of $275 per Unit.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 10, 1997

                                         IPLP ACQUISITION I LLC


                                         By: /s/ JEFFREY P. COHEN
                                            --------------------------------
                                             Jeffrey P. Cohen
                                             Manager


                                         INSIGNIA PROPERTIES, L.P.

                                         By: Insignia Properties Trust,
                                             its General Partner


                                         By: /s/ JEFFREY P. COHEN
                                            --------------------------------
                                             Jeffrey P. Cohen
                                             Senior Vice President



                                         INSIGNIA PROPERTIES TRUST


                                         By: /s/ JEFFREY P. COHEN
                                            --------------------------------
                                             Jeffrey P. Cohen
                                             Senior Vice President



                                         INSIGNIA FINANCIAL GROUP, INC.


                                         By: /s/ FRANK M. GARRISON
                                            --------------------------------
                                             Frank M. Garrison
                                             Executive Managing Director



                                         SOLELY FOR PURPOSES OF, AND INSOFAR
                                         AS THIS FILING CONSTITUTES, AMENDMENT
                                         NO. 9 TO THE STATEMENT ON SCHEDULE
                                         13D


                                         /s/ ANDREW L. FARKAS
                                         -----------------------------------
                                         ANDREW L. FARKAS

                                       8